UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

FelCor Lodging Trust Incorporated
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

31430F101
(CUSIP Number)

JONATHAN LITT
LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC
1 Landmark Square, 7th Floor
Stamford, Connecticut 06901
(203) 987-5827

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31430F101

1	NAME OF REPORTING PERSON Land & Buildings Capital Growth Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,666,822*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,666,822*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,666,822*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%*
14	TYPE OF REPORTING PERSON PN
*Includes Shares beneficially owned by Land & Buildings Absolute Value II LLC for which Land & Buildings Capital Growth Fund, LP is the sole member.

CUSIP NO. 31430F101

1	NAME OF REPORTING PERSON Land & Buildings Absolute Value II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 587,200
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 587,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 31430F101

1	NAME OF REPORTING PERSON Land & Buildings Real Estate Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,240,029
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,240,029
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,240,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31430F101

1	NAME OF REPORTING PERSON Land & Buildings GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,906,851
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,906,851
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,906,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31430F101

1	NAME OF REPORTING PERSON Land & Buildings Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,821,554*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,821,554*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,821,554*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%*
14	TYPE OF REPORTING PERSON IA
*Includes Shares of those two certain managed accounts for which Land & Buildings Investment Management, LLC is the investment advisor.

CUSIP NO. 31430F101

1	NAME OF REPORTING PERSON Jonathan Litt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,821,554*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,821,554*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,821,554*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%*
14	TYPE OF REPORTING PERSON IN
*Includes Shares of those two certain managed accounts for which Land & Buildings Investment Management, LLC is the investment advisor.

CUSIP NO. 31430F101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of FelCor Lodging Trust Incorporated, a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Land & Buildings Capital Growth Fund, LP, a Delaware limited partnership (“L&B Growth”), with respect to the Shares directly and beneficially owned by it;

(ii)
Land & Buildings Real Estate Opportunity Fund, LP, a Delaware limited partnership (“L&B Opportunity”), with respect to the Shares directly and beneficially owned by it, and as the sole member of Land & Buildings Absolute Value II LLC;

(iii)	Land & Buildings Absolute Value II LLC, a Delaware limited liability company (“L&B Value”), with respect to the Shares directly and beneficially owned by it;

(iv)	Land & Buildings GP LP, a Delaware limited partnership (“L&B GP”), as the general partner of each of L&B Growth, L&B Opportunity, and L&B Value;

(v)
Land & Buildings Investment Management, LLC, a Delaware limited liability company (“L&B Management”), as the investment manager of each of L&B Growth, L&B Opportunity, and L&B Value, and the investment advisor of two certain managed accounts (together, the “L&B Account”); and

(vi)	Jonathan Litt, as the managing principal of L&B Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of L&B Growth, L&B Opportunity, L&B Value, L&B GP, L&B Management, and Mr. Litt is 1 Landmark Square, 7th Floor, Stamford, Connecticut 06901.

(c)           The principal business of each of L&B Growth, L&B Opportunity, and L&B Value is serving as a private investment fund.  The principal business of L&B GP is serving as the general partner of each of L&B Growth and L&B Opportunity.  The principal business of L&B Management is serving as the investment manager of each of L&B Growth, L&B Opportunity, and L&B Value, and as the investment advisor of L&B Account.  Mr. Litt serves as the managing principal of L&B Management.

CUSIP NO. 31430F101

(d)           No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Litt is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of L&B Growth, L&B Opportunity, L&B Value and L&B Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,666,822 Shares beneficially owned by L&B Growth is approximately $19,612,898, excluding brokerage commissions.1 The aggregate purchase price of the 2,240,029 Shares beneficially owned by L&B Opportunity is approximately $14,166,298, including brokerage commissions.  The aggregate purchase price of the 587,200 Shares beneficially owned by L&B Value is approximately $3,689,074, excluding brokerage commissions.  The aggregate purchase price of the 3,914,703 Shares held in the L&B Account is approximately $26,494,716, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons are party to a certain agreements with the Issuer, dated February 18, 2016, as further described in Item 6.  The Reporting Persons have engaged in communications with the Board and management of the Issuer consistent with the terms of these agreements and may continue to do so in the future.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate and to the extent permitted by their agreements with the Issuer, including, without limitation, continuing to engage in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

1 The aggregate purchase price of the 2,666,822 Shares beneficially owned by L&B Growth includes the aggregate purchase price of the Shares beneficially owned by L&B Growth, as the sole member of L&B Value.

CUSIP NO. 31430F101

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 138,214,284 Shares outstanding, as of July 27, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 29, 2016.

A.	L&B Growth

(a)	As of the close of business on September 16, 2016, L&B Growth beneficially owned 2,666,822 Shares, which includes the 587,200 Shares beneficially owned by L&B Growth, as the sole member of L&B Value.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,666,822
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,666,822

(c)	The transactions in the Shares by L&B Growth during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

B.	L&B Opportunity

(a)	As of the close of business on September 16, 2016, L&B Opportunity beneficially owned 2,240,029 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,240,029
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,240,029

(c)	The transactions in the Shares by L&B Opportunity during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

C.	L&B Value

(a)	As of the close of business on September 16, 2016, L&B Value beneficially owned 587,200 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 587,200
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 587,200

(c)	The transactions in the Shares by L&B Value during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 31430F101

D.	L&B GP

(a)
As the general partner of each of L&B Growth, L&B Opportunity, and L&B Value, may be deemed the beneficial owner of the (i) 2,666,822 Shares owned by L&B Growth, (ii) 2,240,029 Shares of L&B Opportunity and (iii) 587,200 Shares owned by L&B Value.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,906,851
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,906,851

(c)
L&B GP has not entered into any transaction in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of L&B Growth, L&B Opportunity, and L&B Value during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

E.	L&B Management

(a)
L&B Management, as the investment manager for each of L&B Growth, L&B Opportunity, L&B Value, and as the investment advisor of L&B Account, may be deemed the beneficial owner of the (i) 2,666,822 Shares owned by L&B Growth, (ii) 2,240,029 Shares of L&B Opportunity, (iii) 587,200 Shares owned by L&B Value, and (iv) 3,914,703 Shares held in the L&B Account.2

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 8,821,554
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,821,554
4. Shared power to dispose or direct the disposition: 0

(c)
L&B Management has not entered into any transaction in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of each of L&B Growth, L&B Opportunity, L&B Value, and L&B Account during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

F.	Jonathan Litt

(a)
Mr. Litt, as the managing principal of L&B Management, the investment manager for each of L&B Growth, L&B Opportunity, L&B Value, and the investment advisor of L&B Account, may be deemed the beneficial owner of (i) 2,666,822 Shares owned by L&B Growth, (ii) 2,240,029 Shares of L&B Opportunity, (iii) 587,200 Shares owned by L&B Value, and (iv) 3,914,703 Shares held in the L&B Account.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,821,554
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,821,554

(c)
Mr. Litt has not entered into any transaction in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of each of L&B Growth, L&B Opportunity, L&B Value, and L&B Account during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

2 The 2,666,822 L&B Growth Shares include the Shares beneficially owned by L&B Value, as the sole member of L&B Value.

CUSIP NO. 31430F101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 18, 2016, L&B Management entered into an agreement with the Issuer pursuant to which (i) the Board will act to increase its size to eleven directors, with two vacancies to be filled; (ii) L&B Management and the Issuer will work cooperatively and in good faith to identify, as soon as practical, two candidates to fill those vacancies who are reasonably acceptable to L&B Management and the Issuer and each of whom will be independent of each of L&B Management and the Issuer and their respective affiliates, including (1) neither is employed by Land & Buildings or its affiliates or associates, (2) neither is a party to, has or otherwise benefits from compensation arrangements with Land & Buildings or its affiliates or associates; (3) each qualifies as an independent director under Section 303A of the New York Stock Exchange’s Listed Company Manual; and (iii) the candidates identified as described above will be elected by the Board to serve as directors of the Issuer through its 2016 annual meeting of stockholders and will be nominated by the Board for re-election by the Issuer’s stockholders at that meeting and at the Issuer’s 2017 annual meeting of stockholders (the “2017 Annual Meeting”). If prior to either such meeting either or both of such new directors are unable or unwilling to continue to serve as a director of the Issuer, L&B Management and the Issuer will work cooperatively and in good faith to identify a substitute or substitutes who meet the independence standards described above and to elect such substitute or substitutes instead of the new director or directors who cease serving.

The foregoing summary of the agreement and the transactions contemplated thereby is qualified in its entirety by reference to the complete text of the agreement, a form of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Also on February 18, 2017, L&B Management, on behalf of itself and its affiliated and managed persons (collectively, the “L&B Parties”), also entered into a Standstill Agreement with the Issuer pursuant to which the L&B Parties agreed not to take certain actions with respect to the securities of the Issuer, for a period ending on the date of the earlier of the first business day after the 2017 Annual Meeting or either ten days after the Issuer receives written notice from L&B Management of an uncured material breach or the date of such written notice of an incurable breach. The Standstill Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On September 19, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Letter Agreement, dated as of February 18, 2016, between FelCor Lodging Trust Incorporated and Land & Buildings Investment Management LLC (incorporated by reference from the Issuer’s Form 8-K filed on February 19, 2016).

99.2	Standstill Agreement, dated February 18, 2016, between FelCor Lodging Trust Incorporated and Land & Buildings Investment Management LLC, dated as of February 18, 2016.

99.3
Joint Filing Agreement by and among Land & Buildings Capital Growth Fund, LP, L&B Real Estate Opportunity Fund, LP, Land & Buildings Absolute Value II LLC, Land & Buildings GP LP, Land & Buildings Investment Management, LLC, and Jonathan Litt, dated September 19, 2016.

CUSIP NO. 31430F101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2016

Land & Buildings Capital Growth Fund, LP

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

L&B Real Estate Opportunity Fund, LP

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

Land & Buildings Absolute Value II LLC

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

CUSIP NO. 31430F101

Land & Buildings GP LP

By:	L&B GP LLC General Partner

By:	Land & Buildings Investment Management, LLC Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Manager

Land & Buildings Investment Management, LLC

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

/s/ Jonathan Litt
Jonathan Litt

CUSIP NO. 31430F101

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

LAND & BUILDINGS CAPITAL GROWTH FUND, LP

(73,000)	6.56	07/26/2016
133,500	6.33	08/02/2016
85,000	6.55	08/09/2016
42,900	6.56	08/10/2016

L&B REAL ESTATE OPPORTUNITY FUND, LP

(84,100)	6.56	07/26/2016
76,700	6.55	08/09/2016
38,700	6.56	08/10/2016
29,100	6.54	08/16/2016

LAND & BUILDINGS ABSOLUTE VALUE II LLC

(22,500)	6.56	07/26/2016
10,300	6.55	08/09/2016
5,100	6.56	08/10/2016
10,200	6.54	08/16/2016

LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC3

(25,800)	6.56	07/26/2016
119,200	6.33	08/02/2016
81,400	6.55	08/09/2016
41,100	6.56	08/10/2016
72,977	6.54	08/16/2016
96,900	6.71	08/22/2016
158,000	6.82	08/23/2016
122,800	6.82	08/24/2016
125,746	6.87	08/25/2016
111,969	6.86	08/26/2016
117,600	7.00	08/29/2016
75,000	7.01	08/30/2016
100,000	7.13	08/31/2016
50,000	7.12	08/31/2016

3 These Shares are directly held in two certain managed accounts for which Land & Buildings Investment Management, LLC is the investment advisor.

CUSIP NO. 31430F101

125,100	6.97	09/01/2016
55,300	6.85	09/01/2016
157,700	6.92	09/02/2016
130,000	6.76	09/06/2016
196,000	6.80	09/07/2016
4,000	6.80	09/07/2016
4,100	6.75	09/08/2016
225,900	6.75	09/08/2016
346,200	6.38	09/09/2016
8,800	6.38	09/09/2016
11,800	6.33	09/12/2016
182,200	6.33	09/12/2016
194,600	6.35	0913/2016
11,600	6.35	09/13/2016
191,600	6.45	09/14/2016
8,400	6.45	09/14/2016
192,400	6.53	09/15/2016
7,600	6.53	09/15/2016
2,500	6.17	09/16/2016
348,000	6.17	09/16/2016